RESKIN & ASSOCIATES

Attorneys At Law

Suite 400, The Marmaduke Building

520 South Fourth Avenue

Louisville, KY 40202-2577

Telephone 502-561-0500   Facsimile 502-515-9201

email: jreskin@pb-concepts.com

James A. Reskin*	Michele Harlan, Of Counsel**

September 24, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ta Tanisha Meadows, Staff Accountant

Re:

Rotate Black, Inc. (the “Company”)

File Number:  333-44315                         .

Dear Ms. Meadows:

After reviewing comments on the 8-K filing by the Staff of the Division of Investment Management of the SEC with our executive team and Board of Directors, our responses as to each numbered paragraphs of your letter are as follows:

1.

You have requested clarification as to the actual date on which the relationship with Raich Ende Malter & Co. LLP was terminated as opposed to the “effective date” as the effective date was indicated in the 8-K.  While there had been discussions with the auditors prior to that date, the firm of Raich Ende Malter & Co. LLP was formally terminated on September 2, 2009 and submitted its response letter on that date.  We propose to amend the 8-K to make clear, that the termination was on the date indicated and not just effective on that date.

2.

We acknowledge that the period for which “disagreements” are disclosed should include both the periods covered in the reports and the period through the date of actual termination.  As indicated above, the actual date of termination was the exchange of written confirmations made on September 2, 2009 but, in the proposed amendment to Form 8-K, we will clarify that the period for which this statement applies, includes the date on which the relationship was terminated (September 2, 2009).  We must respectfully disagree, however, with the suggestion that the period for which “disagreements” are indicated would be for the most recent “two years” as the company did not exist as a reporting company during this extended period, it had no relationship with its accountants prior to their engagement and, therefore, the statement that there were no disagreements during the entire period of engagement (which statement includes any disagreements relating to ALL of the financial data audited from inception) is more accurate.  It would be misleading to suggest otherwise since it would imply a relationship prior in time and that was not the case.

*Licensed in Illinois and Kentucky/**Licensed in Indiana and Kentucky

September 24, 2009

Response Letter to Securities and Exchange Commission regarding Rotate Black, Inc.

3.

Regarding the date on which the firm of Most & Company LLP was engaged, as with the termination of the former auditors, the effective date and the actual date were the same date.  An engagement letter, previously circulated, was exchanged as fully executed on September 2, 2009 which was therefore the actual date.  Most & Company LLP has been engaged but, in the proposed amendment to Form 8-K, we clarify the actual date on which this event occurred as September 2, 2009.

4.

We acknowledge that the former accountants must review the proposed amendment and issue a letter agreeing with, or indicated the nature of their disagreement, the statements in item 4.01 of the proposed amendment to Form 8-K.  This request is being made at this time.

We have prepared an amendment to the Form 8-K where we state that the events referenced (termination of former auditors and engagement of new auditors) occurred on the dates indicated.  We have submitted a copy of the document to the former auditors to obtain a new letter with a current date.  This amendment makes no reference to or use of the term “effective” as the dates, as indicated, are the actual dates on which these events occurred.  The sections where changes were made is highlighted for your review.

We are requesting an additional five days, from the date of this letter, to circulate and receive the approved amendment to the Form 8-K, item 4.01 filed on September 3, 2009.  A copy of the proposed amendment is herewith furnished to you as correspondence with this cover letter confirming the above.

The Company is aware and acknowledges the following:

•

that it is responsible for the adequacy and accuracy of the disclosure in its filings;

•

that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•

that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Respectfully submitted,

/s/ James A. Reskin

James A. Reskin

JAR/mc

cc:

John Paulsen, CEO, Rotate Black, Inc.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

FORM 8-K/A

———————

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – September 2, 2009

ROTATE BLACK, INC.

(Exact name of registrant as specified in its charter)

Nevada	333-44315	75-3225181
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

932 Spring Street

Petoskey, Michigan 49770

(Address of principal executive offices)

(231) 347-0777

Registrant’s telephone number

 (Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

As used in this report, the terms “we”, “us”, “our”, “our company” or “Rotate Black” refer to Rotate Black, Inc., a Nevada corporation.

SECTION 4:

FINANCIAL INFORMATION

ITEM 4.01:

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT (RESIGNATION)

(a) On September 2, 2009, Rotate Black, Inc., (the “Company”) dismissed the firm of Raich Ende Malter & Co. LLP (“Raich Ende”), which had previously been engaged as the principal independent accountant to audit the financial statements of the Company.  The Board of Directors of the Company approved the decision to dismiss Raich Ende as the Company’s independent registered public accounting firm.

Except as set forth in this paragraph, the report of Raich Ende on the Company’s financial statements for the periods ended June 3o, 2007 and 2008 and August 15, 2008 (i) did not contain an adverse opinion or disclaimer of opinion and (ii) was not qualified or modified as to uncertainty, audit scope or accounting principles.  The report of Raich Ende on the Company’s financial statements for the periods from inception (August 2, 2006) through June 30, 2007, the year ended June 30, 2008 and the period July 1, 2008 through August 15, 2008 contained an explanatory paragraph which noted that there was substantial doubt as to the Company’s ability to continue as a going concern because in Raich Ende’s opinion, the Company will need additional working capital for its planned activity and to service its debt.

From September 17, 2008 to September 2, 2009 (the “Period of Engagement”), there were no disagreements between Raich Ende and the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Raich Ende’s satisfaction, would have caused Raich Ende to make a reference to the to the subject matter of such disagreements in connection with its reports on the Company’s financial statements during such periods.  During the Period of Engagement, there were no “reportable events” (as defined by Item 304 (a)(1)(v)(A) through (D) of Regulation S-K).

The Company has provided Raich Ende with a copy of the disclosures it is making in response to this Item 4.01.  In response, Raich Ende has reviewed the disclosures contained in this Current Report on Form 8-K and has furnished the Company with a letter addressed to the SEC, stating that it agrees with the above statements, a copy of which is furnished as Exhibit 16.1 to this Current Report on Form 8-K.  By filing this letter as an exhibit as required by the Commission regulations, the Company is not necessarily indicating its agreement with the statements contained therein.

ITEM 4.01:

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT (APPOINTMENT)

(b) On September 2, 2009, the Company engaged Most & Company LLP (“Most”) as the Registrant’s independent registered public accounting firm for its fiscal year ended June 30, 2009 and subsequent periods.  On September 2, 2009, the Company’s Board of Directors approved the engagement of Most & Company LLP (“Most”) as the Registrant’s independent registered public accounting firm.

During the two most recent fiscal years and through September 3, 2009, the date of this Current Report on Form 8-K, neither the Company, nor anyone acting on its behalf, has consulted Most with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Most concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue as referenced in Item 304(a)(2)(i) of Regulation S-K; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

ITEM 9.01:

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial statements of business acquired – Not required;
(b)	Pro forma financial information – Not required;
(c)	Shell Company Transactions – Not required;
(d)	Exhibits

	Exhibit No.	Description

	16.1	Letter, dated September 24, 2009, from Raich Ende Malter & Co. LLP to the Securities and Exchange Commission regarding change in certifying accountant of Rotate Black, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROTATE BLACK, INC.

Date:	September 24, 2009	By:	/s/ JOHN PAULSEN
John Paulsen, Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

16.1	Letter, dated September 24, 2009, from Raich Ende Malter & Co. LLP to the Securities and Exchange Commission regarding change in certifying accountant of Rotate Black, Inc.

Exhibit 16.1

Raich Ende Malter & Co. LLP

1375 Broadway

New York, NY 10018

September 24, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.   20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Rotate Black, Inc.’s Current Report on Form 8-K dated September 24, 2009, which we understand will be filed on September 24, 2009. We agree with such statements in paragraphs 1 to 4 of Item 4.01 (Resignation) of such Form 8-K in regard concerning Raich Ende Malter & Co. LLP.  We have no basis on which to agree or disagree with any other statements made in the Current Report on Form 8-K.

Respectfully submitted,

 /s/ Raich Ende Malter & Co. LLP

Raich Ende Malter & Co. LLP